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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. ___)/1/

                            FRISBY TECHNOLOGIES, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    358743102
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)





--------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 358743102             13G               Page 2 of 5 Pages
         ------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).

      Dott. Luca Bassani Antivari
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)

      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      Italy
--------------------------------------------------------------------------------
                     5.   Sole Voting Power

   NUMBER OF              1,927,123 (1,900,123 shares owned by MUSI Investments,
    SHARES                S.A.; 27,000 shares owned by Wellinvest-Dutch
 BENEFICIALLY             Antilles) and 550,000 warrants to acquire up to an
   OWNED BY               additional 550,000 shares of common stock.
     EACH          -------------------------------------------------------------
  REPORTING          6.   Shared Voting Power
   PERSON
    WITH                  None
                   -------------------------------------------------------------
                     7.   Sole Dispositive Power

                          1,927,123 (1,900,123 shares owned by MUSI Investment, S.A.; 27,000 shares owned by Wellinvest-Dutch Antilles) and 550,000 warrants to acquire up to an additional 550,000 shares of common stock.
                   -------------------------------------------------------------
                     8.   Shared Dispositive Power

                          None
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,927,123 (1,900,123 shares owned by MUSI Investments, S.A.; 27,000 shares owned by Wellinvest-Dutch Antilles) and 550,000 warrants to acquire up to an additional 550,000 shares of common stock.
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      21.7%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a).        Name of Issuer:

                  Frisby Technologies, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  3195 Centre Park Blvd.
                  Winston-Salem, NC 27107

Item 2(a)         Name of Person Filing:

                  Dott. Luca Bassani Antivari

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  8, Avenue des Ligures
                  Monte-Carlo
                  MC 98000 Monaco

Item 2(c)         Citizenship:

                  Italy

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value

Item 2(e)         CUSIP Number:

                  358743102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount beneficially owned:

                  1,927,123 (1,900,123 shares owned by MUSI Investments, S.A.; 27,000 shares owned by Wellinvest-Dutch Antilles) and 550,000 warrants to acquire up to an additional 550,000 shares of common stock.

                  (b) Percent of Class:

                  21.7%


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                  (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote

                  1,927,123 (1,900,123 shares owned by MUSI Investments, S.A.; 27,000 shares owned by Wellinvest-Dutch Antilles) and 550,000 warrants to acquire up to an additional 550,000 shares of common stock.

                  (ii) Shared power to vote or to direct the vote

                  None

                  (iii) Sole power to dispose or to direct the disposition of

                  1,927,123 (1,900,123 shares owned by MUSI Investments, S.A.; 27,000 shares owned by Wellinvest-Dutch Antilles) and 550,000 warrants to acquire up to an additional 550,000 shares of common stock.

                  (iv) Shared power to dispose or to direct the disposition of

                  None

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certifications.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2003
                                              ---------------------------------
                                                              (Date)

                                              /S/ LUCA BASSANI ANTIVARI
                                              ---------------------------------
                                              Name: Dott. Luca Bassani Antivari